SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the period ended March 21, 2002

Elan Corporation, plc
(Translation of registrant's name into English)

Lincoln House, Lincoln Place, Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Registration Statements on Form F-3 of Elan Corporation, plc (Registration Nos. 333-10718 and 333-10726), the Registration Statement on Form F-4 of Elan Corporation, plc and the Post-Effective Amendments thereto on Forms F-3 and S-8 (No 333-12756), the Registration Statement of Elan and Athena Neuroscience Finance, LLC (No. 333-13130), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-13996, 333-12344, 333-11940, 333-09644, 333-09284, 333-09048, 333-08384, 333-07361, 333-07136, 333-14240 and 33-27506).

élan **Corporate Bulletin**

FOR IMMEDIATE RELEASE

Contacts:

Investors: (U.S.)	**Investors: (Europe)**	**Media:**
Jack Howarth	Emer Reynolds	Bruce Hayes
Elan	Elan	E.V.P. Healthcare Communications
Ph: 212-407-5740	Ph: 353-1-709-4000	Edelman
800-252-3526	00800 28352600	Ph: 212 642 7790

Elan Receives FDA Approval of AVINZA™
A Once-Daily Capsule for Chronic, Moderate-to-Severe Pain

Dublin, Ireland March 21, 2002 – The U.S. Food and Drug Administration has granted marketing approval of Elan Corporation, plc's new drug application for AVINZA (morphine sulfate extended-release) capsules for the once-daily treatment of chronic, moderate-to-severe pain in patients who require continuous, around-the-clock therapy for an extended period of time, Elan announced today.

AVINZA (formerly Morphelan™) was developed by Elan Corporation, plc (NYSE: ELN) ("Elan"), which licensed the U.S. and Canadian marketing rights to Ligand Pharmaceuticals Inc. (Nasdaq: LGND) in 1998. Elan retains marketing rights for the rest of the world and regulatory filings are pending in major territories. The product will be manufactured by Elan in the United States and is expected to be launched in the second quarter of 2002.

"AVINZA represents a major technical achievement for Elan and a medical advance in the management of chronic pain," said Donal J. Geaney, Chairman and Chief Executive Officer of Elan. "Using our proprietary controlled release technology (SODAS®), we have engineered a morphine capsule product, which gives patients protection from moderate to severe pain over a 24-hour period. In safety and effectiveness trials conducted by Elan, AVINZA, given once daily, provided effective 24-hour pain relief. AVINZA will provide an important therapeutic option for many patients who live with the pain associated with cancer and other medical conditions."

AVINZA's novel dual release formulation contains immediate- and sustained-release morphine beads. Once steady-state plasma levels of morphine are achieved, the immediate-release beads enable AVINZA to provide rapid exposure to morphine. The sustained-release beads enable morphine to be absorbed by the body gradually, thus maintaining plasma morphine levels over a 24-hour dosing period.

Elan is a leading worldwide, fully integrated biopharmaceutical company headquartered in Ireland, with its principal research, development, manufacturing and marketing facilities located in Ireland and the United States. Elan is focused on the marketing of therapeutic products and services in neurology, pain management, infectious disease, dermatology, oncology and the development and commercialisation of products using its extensive range of proprietary drug delivery technologies. Elan shares trade on the New York, London and Dublin Stock Exchanges.

This news release may contain certain forward-looking statements by Elan that involve risks and uncertainties and reflect the company's judgment as of the date of this release. Actual events or results may differ from the company's expectations. For example, there can be no assurance that AVINZA will be successfully marketed. AVINZA contains morphine sulfate, a Schedule II controlled substance, subject to distribution controls due to its potential for dependence, misuse and abuse. AVINZA's side effects in clinical trials were dose-dependent, and similar to those typically seen with opioid therapy. Additional information concerning risk factors affecting Elan's business can be found in prior press releases as well as in the company's public periodic filings with the Securities and Exchange Commission. Elan disclaims any intent or obligation to update these forward-looking statements beyond the date of this release. This caution is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ELAN CORPORATION, plc

By: ______________________

William F. Daniel
Company Secretary

Date: March 21, 2002